May 28, 2009

Mail Stop 3010

Mr. Michael Ryan
Chief Executive Officer
Gilman Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

> **Re: Gilman Ciocia, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 26, 2008**
> **File No. 000-22996**

Dear Mr. Ryan:

We have reviewed your above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

1.   Please elaborate upon your revenue recognition policy. For instance, we note that you operate through both company-owned and independently operated offices. Describe for us how revenues are generated and recorded for each type of office.

Note 9. Fair Value Measurements, page F-15

2.   You disclose that you have elected to fair value accounts payable under SFAS
        157. Please note that SFAS 157 defines fair value, establishes a framework for
        measuring fair value, and expands disclosures about fair value measurements, but
        does not provide for assets and liabilities to be reported at fair value unless
        allowed under other existing accounting literature. In that regard, please clarify to
        us how you have determined that it is appropriate to present accounts payable at
        fair value. In addition, please advise us if you have applied fair value accounting
        to the accounts payable balance as a whole, or if you have specifically identified
        portions of the accounts payable balance to report at fair value.

3.   Please explain why you recorded $0.4 million of income related to your accounts
        payable account.

4.   Please describe for us and disclose in future filings, a description of the inputs and
        the information used to develop the inputs, as well as the valuation techniques
        used to measure fair value of accounts payable and a discussion of any changes in
        the valuation techniques used to measure similar assets and/or liabilities in prior
        periods. Refer to paragraphs 33(c-d) of SFAS 157.

Note 16. Net Earnings per Share, page F-21

5.   In future filings, please quantify the number of outstanding options and warrants
        that have been excluded from diluted EPS due to their anti-dilutive effect. Refer
        to paragraph 40(c) of SFAS 128.

Note 17. Related Party Transactions, page F-21

6.   We note that as part of the Private Placement Closing, $0.7 million of the
        Purchasing Group Loan was converted to 7.1 million shares of your common
        stock. Please describe this related party transaction in detail, specifically
        describing what obligations you retained from the $1 million Purchasing Group
        Loan, why you issued an additional 7.1 million shares to the purchasers, and any
        continuing obligations that remain.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief